Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

September 5, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated August 16, 2012 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2011 filed February 13, 2012 and Form 10-Q for the Quarter Ended June 30, 2012 filed July 27, 2012

File No. 001-6402

Dear Mr. Spirgel:

This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 16, 2012 with respect to the above referenced filings.

We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff's comments, we will make ourselves available to further discuss this matter with the Staff at a mutually convenient time. The Company's goal is to resolve the comments in a timely manner that is acceptable to the Staff.

For your convenience, our response is prefaced by the Staff's comments in bold text.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

The Company, page 18

1.
Please expand this introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would:

•	Include economic or industry-wide factors relevant to the company;

•
Provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, you should discuss:

◦
The fact that consumers are increasingly choosing cremations over traditional burials, how the economics involved with a cremation sale differs from a traditional burial sale and the overall impact of this trend on your financial results and condition;

◦	Your emphasis on preneed sales, the impact preneed sales have had in supplementing decreased at-need sales and how this change in sales mix affects your financial results and condition; and

◦	Management's focus on refreshing package offerings and trainings, providing receptions and events offerings, enhancing cremation packages and generating strong pre-need sales.
; And

•	Disclose key operating metrics and how management evaluates these metrics.

For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Response: We acknowledge your request and, in future filings with the SEC, we will expand our introductory section. That expansion would generally include discussions on the following:

•Economic and industry factors that impact us, including:

◦	Our relative scale compared to the industry as whole.

◦	Demographic changes in the population.
•Material opportunities, challenges, and risks, including:

◦	Increased selection of cremations by consumers.

◦	Emphasis on preneed selling initiatives.

◦	Initiatives centered around better consumer choice and flexibility.

•	A cross-reference to our current discussions elsewhere in Management's Discussion and Analysis on key operating metrics such as the following:

◦	Comparable average revenue per funeral service growth (discussed in Results of Operations; Funeral Results, page 30).

◦	Comparable funeral services performed growth (discussed in Results of Operations; Funeral Results, page 30).

◦	Comparable gross margins by funeral and cemetery segment (discussed in Results of Operations; Funeral Results, page 30 and Cemetery Results, page 31).

◦	Operating cash flow (discussed in Financial Condition, Liquidity, and Capital Resources; Cash Flow, page 20).

Valuation of Goodwill, page 34

Goodwill, page 46

2.
For your most recent annual impairment test performed in the fourth quarter, you used growth rates ranging from 2.6% to 5.66% over a three year-period, plus a terminal value determined using the constant growth method, in projecting future cash flows. Your terminal value was calculated using long-term growth rates of 2.6% and 2.9% for your funeral and cemetery reporting units. However, per your disclosure on page 30, you reported a 2.5% decrease in comparable funeral services due to a decline in deaths in your markets which you believe is consistent with trends experienced by other funeral service providers and industry vendors. We further note your cautionary statements on page 11 concerning the impact of the declining number of deaths in your markets and the continuing upward trend in the number of cremations. Tell us how you considered the declining death trend as well as increased cremation rate in the cash flow assumptions used in connection with your goodwill impairment test.

Response: When developing the cash flow assumptions used in connection with our goodwill impairment test, we considered the declining death trend as well as the increased cremation rate as negative factors. These negative factors were more than offset by the following positive factors:

•Increase in our average revenue per funeral service. In 2011, our comparable average revenue per funeral service increased by $151, or 2.9% when compared to 2010. The increase in average revenues was sufficient to offset the impact of lower comparable case volume during the same period. Moreover, we continue to add new products and service offerings (including cremation memorialization products, expanded floral offerings, and receptions and events) and we periodically make strategic pricing increases on our existing products and services. Consequently, we believe we have the ability to increase the average revenue for both burials and cremations and to add incrementally to cash flows over future periods.
•Increase in trust fund income. We expect to see low single-digit growth in our trust fund income. Our trust funds are managed to provide both current period income as well as long term appreciation.  Additionally, when we sell Trust preneed contracts, we add a percentage of the sale to our trust funds in accordance with applicable regulations and thus enable the funds to generate additional returns from the larger asset base (see Increase in funeral preneed sales production below).
•Increase in preneed funeral sales production. Preneed funeral sales production contributes to growth as we believe it provides us with a current opportunity to lock-in future market share while deterring the customer from going to a competitor in the future. These sales constitute our backlog of customers. Comparable preneed funeral sales production increased 4.1% in 2011 when compared to 2010.
•Increase in preneed cemetery property production.  Sales of preneed cemetery property provides an opportunity for full current revenue recognition (to the extent we collect 10% from the customer and the property is developed). Thus, increased production usually results in increased recognized revenues. We grew comparable preneed cemetery property production 15.4% in 2011 when compared to 2010.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion And Analysis, page 20

Long-Term Incentive Compensation, page 26

Performance Units, page 27

3.
We note that for the 2009 - 2011 performance period the participants earned an award of 196% of target, or 4% below the maximum payout range, based upon relative TSR at the 74th percentile or better. Expand your disclosure to explain how varying levels of relative TSR result in the relevant payout percentage. Consider including a chart which denotes the payout percentage at various levels of relative TSR performance. Provide similar disclosure regarding the range of payouts under your Annual Performance-Based Incentives.

Response: Regarding performance units, we will expand the disclosures in our future proxy statements to add the following to the first paragraph describing the performance units:

The chart below sets forth the range of payouts as a percent of a target award at various levels of relative TSR performance.

Performance Unit Range of Payouts
Award Payout Level	SCI Weighted Average Total Shareholder Return Ranking Relative to Comparator Group at End of Performance Cycle	% of Target Award Paid as Incentive*
Maximum	75th percentile or greater	200%
Target	50th percentile	100%
Threshold	25th percentile	25%
Below Threshold	Less than 25th percentile	0%

*	Calculation of awards for performance levels between between threshold and target or target and maximum are calculated using straight-line interpolation.

Regarding annual performance-based incentives paid in cash, we will include the following information in our future proxy statements. The information expands the disclosure which appears in the second full paragraph (and the subsequent list of performance targets) on page 25 of the proxy statement. For the 2013 proxy statement, the disclosure will be updated to reflect 2012 information.

For 2011, we weighted each of the performance measures as follows: 25% Normalized Earnings Per Share, 25% Consolidated Free Cash Flow, 25% Comparable Revenue Growth and 25% Comparable Sales Production Growth for all Named Executive Officers except for Mr. Waring. For Mr. Waring, we weighted the performance measures as follows: 25% Normalized Earnings Per Share, 25% Consolidated Free Cash Flow, 25% Comparable Segment Revenue Growth and 25% Comparable Segment Sales Production Growth.The Compensation Committee established the following ranges for performance measures and their related payouts as a percentage of the target award for the performance period from January 1 through December 31, 2011. Calculation of awards for performance levels between threshold and target or target and maximum are calculated using straight-line interpolation.

Performance Measure	Threshold for 0% Payout (1)	Target for 100% Payout	Maximum for 200% Payout

Normalized Earnings per Share	$0.5169	$0.6169	$0.7169
Consolidated Free Cash Flow	$217,101	$267,101	$317,101
Comparable Revenue Growth (2)	97.4%	101.4%	105.4%
Comparable Sales Production Growth (2)	98.5%	103.5%	108.5%
Comparable Revenue Growth (2)(3)	96.9%	100.8%	104.8%
Comparable Sales Production Growth (2)(3)	97.4%	102.3%	107.3%
____________
(1) Any performance above the threshold results in a payout.
(2) Expressed as a percentage of comparable 2010 performance.
(3) Applicable only to Mr. Waring, specifically for his funeral and cemetery areas of responsibility.

Grants of Plan-Based Awards, page 35

4.
Please confirm that stock options are granted at an exercise price equal to 100% of the fair market value of your common stock on the grant date, as indicated on page 27. We note that the option awards listed here have an exercise price of $9.085 whereas the closing market price on the date of grant was $9.17.

Response: We confirm that stock options are granted at an exercise price equal to 100% of the fair market value of our common stock on the grant date. Under our stock plan (the Amended and Restated Incentive Plan), the applicable definition of the fair market value of our stock on any given trading day is the average of the stock's highest and lowest sale prices on that day on the principal securities exchange on which the stock is listed. Our stock is listed on the NYSE and on February 8, 2011, the high was $9.17 and the low was $9.00, resulting in an average price of $9.085 per share.

Form 10-Q for the Quarter Ended June 30, 2012

Funeral Revenue. page 34

Average Revenue per Funeral Service, page 34

5.
Per your disclosure, comparable revenues from funeral operations declined due to a decrease in the number of funeral services performed partially offset by higher average revenue per funeral. Further in your earnings call, you stated that the funeral volume decline was offset by certain of your initiatives including refreshed dignity packaging, receptions and events sales including catering, and e-commerce sales. Please revise your disclosures to address the significant factors contributing to the increase in the average revenue per funeral service. Please provide us with the proposed disclosures that you will include in future filings.

Response: We will revise our disclosures in future filings to address the significant factors contributing to the increase in the average revenue per funeral service. Generally, the revised disclosures will read as follows (with appropriate updates to reflect the current period):

Our comparable average revenue per funeral service increased $XX, or X%, in the second quarter of 2012 compared to the same period in 2011. Excluding an unfavorable Canadian currency impact and higher funeral trust fund income, the average revenue per funeral service grew approximately Y%. This increase is primarily from initiatives centered around better consumer choice and flexibility, such as enhanced dignity packaging, increased receptions and events offerings, and expansion of floral offerings through e-commerce solutions.

6a.
Additionally, please expand your disclosure to address how your comparable funeral revenue mix (including more cremations, preneed cancellations, insurance commission, trust fund income, and foreign currency impact) is currently trending and how such trends will impact future funeral gross profits. Please provide us with the proposed disclosures that you will include in future filings.

Response: We consider our comparable funeral revenue mix to include traditional burial and cremation. Cremation can be further subdivided into cremation with service and cremation without service, which we refer to as direct cremation. Of the other factors noted in the Staff's comment, preneed cancellation, insurance commissions, trust fund income, and foreign currency, are components of both traditional burial and cremation revenue in direct relation to the underlying prices of those products and services.

We will revise our disclosures in future filings to expand our discussion on the trend of increasing cremations contained within our discussion on Funeral Services Performed on page 34. Generally, the revised disclosures will read as follows (with appropriate updates to reflect the current period):

Our comparable cremation rate of XX% in the second quarter of 2012 increased from YY% in 2011. This growth in comparable cremations was generated equally by cremations with service and direct cremations. While the average revenue for cremations of either type is lower than that for traditional burials, we continue to expand our cremation memorialization product and service offerings, which have resulted in higher average sales for cremation services.

6b.	Please also clarify how you were able to "effectively manage your costs."

Response: We will revise our disclosures in future filings to clarify how we were able to effectively manage our costs. Generally, the revised disclosures will read as follows (with appropriate updates to reflect the current period):

Despite the slight decline in overall revenues, we were able to effectively manage our costs by enhancing efficiency of our labor force, improving sales-lead generation costs, and changing our selling compensation structure; all of which led to improvements in both gross profits and gross margin percentage.

* * * * * * *

In connection with our response to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company's goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President,
Chief Financial Officer and Treasurer

cc:	Members of the SCI Audit Committee of the Board of Directors
Members of the SCI Compensation Committee of the Board of Directors
Members of the SCI Disclosure Committee
PricewaterhouseCoopers LLP